

03020913

NoAct DC
P.E. 4-30-03

May 14, 2003

Act 1934
Section
Rule 15d-14
Public Availability 5-14-2003

DIVISION OF CORPORATION FINANCE

Re: Hechinger Liquidation Trust
Incoming letter dated April 30, 2003

Based on the facts presented in your letter, this Division will not recommend enforcement action to the Commission if Hechinger Liquidation Trust complies with the certification requirements of Rules 13a-14 and 15d-14 of the Exchange Act of 1934, as applicable, by providing a certification in the exact form of the certification provided in your letter. In reaching this position, we considered in particular Hechinger Liquidation Trust's lack of executive officers and board of directors and that its financial statements are provided on a liquidation basis in accordance with generally accepted accounting principles.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2003

Mail Stop 4-2

J. Peter Wolf
Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn, Pennsylvania 19312-1183

Re: Hechinger Liquidating Trust

Dear Mr. Wolf:

In regard to your letter of April 30, 2003 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Pepper Hamilton LLP
Attorneys at Law

400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835

April 30, 2003

Securities Exchange Act of 1934 -
Rules 13a-14 and 15d-14

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-10
Washington, DC 20549
Attention: Carolyn Sherman

Re: Hechinger Liquidation Trust

Dear Ms. Sherman:

This letter replaces our letter to you dated January 10, 2003. Our letter dated January 10, 2003 is hereby withdrawn. On behalf of and as counsel to the Liquidation Trustee (as defined herein) under a Liquidation Trust (the "Liquidation Trust") established for the benefit of creditors of Hechinger Investment Company of Delaware, Inc. and of its affiliated debtors (collectively "Hechinger"), under the First Amended Consolidated Plan of Liquidation (the "Plan") of the Official Committee of Unsecured Creditors (the "Creditors' Committee") under Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code (the "Bankruptcy Code") as confirmed in the jointly administered Hechinger Chapter 11 bankruptcy cases (U.S. Bankruptcy Court for the District of Delaware, Case Nos. 99-02261 – 99-02283), we respectfully request that the Division of Corporation Finance (the "Division") provide guidance as to the application of the recently enacted rules promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as set forth in Release No. 33-8124 (August 29, 2002) and in Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934 as amended (the "Exchange Act").

I. Background

A. History of Hechinger

On June 11, 1999, Hechinger filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Hechinger commenced liquidation of its business on September 9, 1999. On June 25, 2001, the Creditors' Committee filed the Plan, which was confirmed by an order of the Bankruptcy Court dated October 5, 2001. On October 26, 2001 (the "Effective Date"), Hechinger Investment Company of Delaware, Inc. and the affiliated debtors were substantively consolidated pursuant to the terms of the Plan.

The Liquidation Trust was formed pursuant to the Plan as of the Effective Date, and all assets of Hechinger were transferred to the Liquidation Trust. The first fiscal year of the Liquidation Trust ended on September 30, 2002. As of September 30, 2002, the Liquidation Trust owned assets having a value in excess of $10 million and had a class of securities, the beneficial interests in the Liquidation Trust, which may be considered equity securities, of which there were more than 500 holders. Accordingly, the Liquidation Trust has filed a registration statement on Form 10 to register its class of securities so held under Section 12(g) of the Exchange Act which has become effective.

B. Terms of the Plan

The Liquidation Trust is governed by a Liquidation Trust Agreement (the "Liquidation Trust Agreement"). The trustee of the Liquidation Trust is Mr. Conrad F. Hocking (the "Liquidation Trustee"). Under the Plan, a committee has the authority and responsibility to oversee the operations of the Liquidation Trust (the "Committee"). The Committee is comprised of up to six members appointed by the Creditors' Committee from among its members, who were each appointed by the United States Trustee pursuant to Section 1102 of the Bankruptcy Code to represent the interests of creditors and to oversee the operations of the debtors. The Bankruptcy Court has retained exclusive jurisdiction over the Liquidation Trust and the assets as provided in the Plan, including the determination of all controversies and disputes arising under or in connection with the Liquidation Trust.

The Plan provided for the transfer to the Liquidation Trust of all cash and other property of Hechinger so that, among other things, the Liquidation Trust may: make all distributions required under the Plan ("Distributions"); resolve, either consensually or through litigation, all disputed claims asserted against Hechinger, pursuant to the Plan ("Disputed Claims"); pursue claims assigned to the Liquidation Trust, preference, fraudulent conveyance and other avoidance actions, lender liability claims, fraud claims and breach of fiduciary duty claims for the benefit of beneficiaries of the Liquidation Trust; and liquidate any and all remaining assets of Hechinger.

Trust Operations and Management. As described above, the Liquidation Trust has the responsibility to dispose of its assets in an orderly and expeditious manner, to resolve Disputed Claims, and to make Distributions to the beneficiaries of the Liquidation Trust in accordance with the Plan. Investments are made only in accordance with Section 345 of the Bankruptcy

Code or as otherwise permitted by a Final Order of the Bankruptcy Court. The Liquidation Trust has no authority to engage in any trade or business.

The Liquidation Trust does not have directors or executive officers in the traditional sense, as all of the management and executive authority over the Liquidation Trust resides in the Liquidation Trustee. Among other things, the duties and powers of the Liquidation Trustee include:

- exercising all power and authority which could have been exercised by any officer, director or shareholder of Hechinger;
- collecting and liquidating all assets, including pursuing, prosecuting or settling all litigation and other claims of the Liquidation Trust against third parties;
- objecting to claims against Hechinger and defending, compromising or settling such claims;
- making Distributions to holders of allowed claims; and
- assuring compliance of the Liquidation Trust in matters such as maintaining books and records, determining and paying for applicable insurance, entering into agreements and signing documents, filing tax returns, and taking all other actions, consistent with the Plan, which the Liquidation Trustee deems necessary or desirable with respect to administering the Plan.

The Liquidation Trust has no Board of Directors and no Audit Committee, as the Trust is a limited-purpose entity with a narrowly specified purpose, limited life, and minimal staffing. The actions of the Liquidation Trustee are prescribed by the Liquidation Trust Agreement, and circumscribed by the requirements of the Bankruptcy Code and of the Plan. The Liquidation Trustee periodically reports to the Committee as to the status of all material litigation and claims objections and all other material matters affecting the Liquidation Trust. Additionally, the Liquidation Trustee provides written notice to the Committee prior to taking any action regarding the following matters:

- settlements for which the Bankruptcy Court had required approval by the Creditors' Committee (i.e., based upon the significance and type of claim);
- Distributions to creditors;
- engaging and compensating consultants, agents, employees and all professional persons, other than those already approved by the Bankruptcy Court; and

- all other material matters and decisions.

A proposed action is deemed approved by the Committee unless the Liquidation Trustee receives objections from a majority of the members of the Committee within ten (10) days after written notice is provided to the Committee. In the event of an objection by the Committee which cannot be resolved consensually, the matter will be resolved by the Bankruptcy Court, pursuant to the terms of the Plan and the Liquidation Trust.

Termination Provisions. The Liquidation Trust will terminate upon the earlier of (a) the fulfillment of the Liquidation Trust's purpose by the liquidation of all Trust Assets and the distribution of the proceeds of the liquidation thereof in accordance with the Plan, or (b) by October 26, 2005, unless the Bankruptcy Court approves an extension of the term.

The members of the Committee serve until death or resignation or removal. A member of the Committee may resign at any time by providing twenty days prior written notice to the remaining members of the Committee. Any member of the Committee may be removed by a resolution of a majority of the members of the Committee. In the event of a vacancy on the Committee, the remaining members of the Committee, subject to the terms of the Liquidation Trust Agreement and the Plan, select a proposed member to fill such vacancy.

In the event of the death, resignation, termination, incompetence or removal of the Liquidation Trustee, the Committee may appoint a successor Liquidation Trustee subject to Bankruptcy Court approval of such appointment.

II. SARBANES OXLEY CERTIFICATION

Section 302 of the Sarbanes Oxley Act of 2002 (the "Act") entitled "Corporate Responsibility for Financial Reports," requires the principal executive officer or officers and the principal financial officer or officers, or persons providing similar functions, of a company required to file periodic reports under Section 13(a) or 15(d) of the Exchange Act each to certify the information contained in its quarterly and annual reports. Section 302 of the Act states that the certification requirement is to apply to each reporting company.

In this respect, the SEC promulgated Exchange Act Rules 13a-14 and 15d-14, which apply to the principal executive officers and principal financial officers, or persons performing similar functions, of any reporting company.

The Commission stated in Release No. 33-8124 (August 29, 2002), that the certification required by new Exchange Act Rules 13a-14 and 15d-14 must be in the exact form set forth in the amendments to the affected reports. According to the Commission, the wording of the required certification may not be changed in any respect (even if the change would appear to be inconsequential in nature). The staff of the Division issued a statement regarding compliance by asset-backed issuers with Exchange Act Rules 13a-14 and 15d-14 which provided that, because of their unique nature, issuers of asset-backed securities may submit a modified certification designed to specifically tailor the required certification to the disclosures made by these issuers. Additionally, the Division has recently permitted a royalty trust to submit a modified certification. See Bank of America, N.A., November 13, 2002.

The Liquidation Trust respectfully requests guidance as to whether a proposed modified certification (as set forth in Exhibit I) tailored for the Liquidation Trust's circumstances due to (i) the nature of the Liquidation Trust's structure and limited operations; and (ii) the information proposed to be included in its quarterly reports would meet the certification requirements under Rules 13a-14 and 15d-14.

Certification

In this regard, the Liquidation Trustee requests that the certification be modified in a manner similar to the modifications permitted for issuers of asset-backed securities:

- Signatures: Because the Liquidation Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications will be met by the Liquidation Trustee and all references in the certification will be solely to the Liquidation Trustee.

- Board and Audit Committee: The Liquidation Trust does not have a Board of Directors or an Audit Committee and therefore references thereto shall be deleted.

- Statement of Operations: The financial statements of the Liquidation Trust will be provided on a liquidation basis and will therefore not include a Statement of Operations; and references to the results of operations shall be deleted and replaced by references to changes in financial condition.

The "form of" certification as proposed is included in Exhibit I hereto.

III. CONCLUSION

Based on the foregoing, the Liquidation Trust hereby respectfully requests that the Division agree that it will not recommend enforcement action if the Liquidation Trust revises the certification as set forth herein.

In accordance with Securities Act Release 6269 (December 5, 1980), seven additional copies of this letter have been provided. We are available to discuss this matter further should the Division of Corporation Finance wish any additional information. In this regard, please feel free to contact me at (610) 640-7805. If the Division believes that it is unable to concur with the position of the Liquidation Trust, we would appreciate the opportunity to confer with the Division prior to the issuance of a negative response.

Very truly yours,



J. Peter Wolf

Exhibit I: Form of Certification

cc: Conrad F. Hocking, Liquidation Trustee
Michael P. Gallagher, Esq., Pepper Hamilton LLP
Robert, B. Murphy, Esq., Pepper Hamilton LLP

Exhibit I

Certification

I, Conrad F. Hocking, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Hechinger Liquidation Trust;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, changes in financial condition and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors and representatives of the Committee:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: ____________

By:______________________
Conrad F. Hocking
Liquidation Trustee